Exhibit 99.95

ENTHUSIAST GAMING HOLDINGS INC.
(the “Company” )

REPORT ON VOTING RESULTS

(Pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations)

The following is the Report on Voting Results for the Annual General and Special Meeting of Shareholders of the Company held on Wednesday, January 20, 2021 (the “Meeting” ). All matters placed before the shareholders for consideration at the Meeting were approved.

MATTER VOTED UPON	VOTING RESULTS		OUTCOME OF VOTE

1. Election of Directors:	FOR	WITHHELD
Adrian Montgomery	32,152,899 (99.20%)	258,397 (0.80%)	Carried
Menashe Kestenbaum	32,222,899 (99.42%)	188,397 (0.58%)	Carried
Francesco Aquilini	32,152,899 (99.20%)	258,397 (0.80%)	Carried
Michael Beckerman	32,236,649 (99.46%)	174,647 (0.54%)	Carried
Alan Friedman	32,166,649 (99.25%)	244,647 (0.75%)	Carried
Ben Colabrese	32,408,153 (99.99%)	3,143 (0.01%)	Carried
Robb Chase	32,222,699 (99.42%)	188,597 (0.58%)	Carried

	FOR	WITHHELD
2. Appointment of Auditors: Appointment of KPMG LLP as auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	32,720,754 (99.91%)	30,000 (0.09%)	Carried

	FOR	AGAINST
3. Approval and Ratification of Proposed Stock Option Plan and Prior Grants: Approve the adoption of the proposed Stock Option Plan, and the prior grant of an aggregate of 743,671 options granted thereunder, as described in the management information circular for the Meeting.	30,749,729 (94.87%)	1,661,567 (5.13%)	Carried

	FOR	AGAINST
4. Approval and Ratification of Proposed Share Unit Plan and Prior Awards: Approve the adoption of the proposed Share Unit Plan, and the prior award of an aggregate of 1,251,162 restricted share units awarded thereunder, as Meeting.	32,392,925 (99.94%)	18,371 (0.06%)	Carried

DATED at Toronto, Ontario, this 20th day of January, 2021.

ENTHUSIAST GAMING HOLDINGS INC.
Per:	“Alex Macdonald”
Alex Macdonald
Chief Financial Officer